Exhibit 99.1

First Tennessee Bank to expand in North Carolina with acquisition of TrustAtlantic

MEMPHIS, Tenn. --- First Tennessee Bank, which has one of the highest customer retention rates of any bank in the country and the number one combined market share in its Tennessee markets, is expanding its decade-long presence in North Carolina. First Horizon National Corp. (NYSE: FHN), First Tennessee’s parent company, has agreed to acquire Raleigh, N.C.-based TrustAtlantic Financial Corp. subject to approval by regulators and TrustAtlantic’s shareholders.

TrustAtlantic Financial and its subsidiary, TrustAtlantic Bank, have grown to approximately $453 million in total assets and $395 million in total deposits as of Sept. 30 since it began operations in June 2007 by acquiring and substantially recapitalizing a $32 million bank in Greenville, N.C., and moving the headquarters to Raleigh. TrustAtlantic Bank serves its customers through four full-service banking offices in the Raleigh-Cary metro area and one in Greenville, N.C., and all will operate as First Tennessee branches after the acquisition is completed. First Tennessee has offered commercial banking, commercial real estate, private client and wealth management products and services in Raleigh and other North Carolina markets for 10 years.

“The vibrant communities in North Carolina and the attractive relationships TrustAtlantic has developed make this an exciting partnership for First Tennessee and First Horizon,” said Bryan Jordan, First Horizon’s chairman and CEO. “This acquisition provides an important expansion in the state’s Research Triangle region, one of the most attractive markets in the Southeast. The combination of the highly experienced bankers at TrustAtlantic and First Tennessee will result in a truly powerful banking team. We look forward to working with the customers and employees of TrustAtlantic to continue earning business in North Carolina.”

“This announcement is the culmination of a thorough and thoughtful process over many months by our board of directors to identify the strategic partner that would best meet the needs of our shareholders, customers, employees and communities we serve,” said Jim Beck, President and CEO of TrustAtlantic Financial. “We believe combining with First Horizon and First Tennessee achieves that objective. Being part of First Tennessee will give our bankers vastly expanded capacity and a more sophisticated suite of products to better serve our existing customers and to attract new ones. Our employees will be part of a company that is nationally recognized as a great place to work. We are excited about what the future holds for our combined organizations.”

Beck will join the leadership team of First Tennessee’s Mid-Atlantic region as Triangle market president, managing commercial banking and branch operations. Ken Reece, First Tennessee’s current Raleigh market leader, will assume an expanded role managing private banking and wealth management in the region.

“This is a wonderful combination of complementary business operations,” said John Fox, president of First Tennessee’s Mid-Atlantic region. “Both companies have done a fine job of serving customers in our business segments. Going forward, customers of our respective organizations will have access to a broader array of products and services provided by our talented bankers, one opportunity at a time.”

In the proposed transaction, TrustAtlantic shareholders may choose to receive First Horizon common stock, based on an exchange ratio of 1.4240 shares of First Horizon common stock for each TrustAtlantic share, subject to potential adjustments as provided in the merger agreement, or may elect to receive an equivalent value in cash based on a formula contained in the merger agreement. The stock and cash election is subject to 75 percent of the overall transaction consideration being in stock and 25 percent in cash. Based on First Horizon’s 10-day volume-weighted average price of $11.94 on Oct. 15, the transaction is valued at $17.00 for each TrustAtlantic share. A slide presentation outlining details of the transaction will be available in the investor relations section of www.FirstHorizon.com.

Subject to customary closing conditions, First Horizon expects to complete the acquisition of TrustAtlantic Financial in the first half of 2015 and later merge TrustAtlantic Bank into First Tennessee Bank.

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC served as legal counsel to First Horizon in this transaction. FIG Partners LLC served as financial advisor and Wyrick Robbins Yates & Ponton LLP served as legal counsel to TrustAtlantic.

Important other information

In connection with the proposed merger, First Horizon will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a proxy statement of TrustAtlantic Financial and a prospectus of First Horizon and other relevant documents concerning the proposed merger. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone 901.523.5679, or Richard W. Edwards, TrustAtlantic Financial Corporation, 4801 Glenwood Ave., Suite 500, Raleigh, NC 27612; telephone 919. 277.8712. The Registration Statement and all other documents filed by First Horizon with the SEC also are and will be available free of charge at the SEC’s website (www.sec.gov).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale is unlawful before registration or qualification of the securities under the securities laws of the jurisdiction. No offer of securities shall be made except by means of a prospectus satisfying the requirements of Section 10 of the Securities Act of 1933, as amended. First Horizon and TrustAtlantic Financial and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding these persons and their interests in the merger will be included in the proxy statement/prospectus relating to the merger when it is filed with the SEC. Information concerning First Horizon’s directors and executive officers is also set forth in its proxy statements and annual reports on Form 10-K (including any amendments thereto), previously filed with the SEC.

About First Horizon

The 4,200 employees of First Horizon National Corp. (NYSE:FHN) provide financial services through more than 170 First Tennessee Bank locations in and around Tennessee and 27 FTN Financial offices in the U.S. and abroad. First Horizon reported $24 billion in assets as of September 30, 2014. The company was founded during the Civil War in 1864 and has the 14th oldest national bank charter in the country. First Tennessee has the leading market share in its Tennessee markets, and FTN Financial is a capital markets industry leader in fixed income sales, trading and strategies for institutional clients in the U.S. and abroad. First Horizon has been recognized as one of the nation’s best employers by Working Mother and American Banker magazines. More information is available at www.FirstHorizon.com.

About TrustAtlantic

Headquartered in Raleigh, N.C., TrustAtlantic Bank is the wholly owned subsidiary of TrustAtlantic Financial Corporation. The bank’s primary competitive focus is to build broad financial relationships with mid-market businesses and their owners, professionals and other individuals who desire value-added service. With approximately $453 million in total assets, the bank has approximately 60 employees who serve its customers through five banking offices in Greenville (1), Raleigh (3) and Cary (1). The bank’s website is www.trustatlantic.com.

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CONTACT:	John Fox, First Tennessee Mid-Atlantic Region President, (336) 287-6359
Aarti Bowman, First Horizon Investor Relations, (901)523-4017
James A. Beck, President & CEO, TrustAtlantic, (919)616-1935
Richard W. Edwards, Executive Vice President & CFO, TrustAtlantic, (919)277-8712